UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd. (MUFG Bank)

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS)

Regarding Administrative Action

by the Financial Services Agency

Tokyo June 24, 2024 — On June 14, Japan’s Securities and Exchange Surveillance Commission announced that it had recommended that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against MUFG Bank and MUMSS on the basis that there was improper sharing of customer information, improper solicitation in violation of the prohibition on engagement in securities services by a registered financial institution, etc., in the management of corporate-related information in banking-securities collaborative business between MUFG Bank and MUMSS.

Today, the FSA announced that it has issued business improvement orders to MUFG Bank and MUMSS under Article 51, paragraph 2 and Article 51 of the Financial Instruments and Exchange Act, and orders to submit reports to MUFG and MUFG Bank under Article 52, paragraph 31-1 and Article 24, paragraph 1, of the Banking Act.

We sincerely apologize for the inconvenience and concern this is causing our customers and other stakeholders.

MUFG has been promoting Group collaboration, including between MUFG Bank and MUMSS, to realize customer-centric sales activities that leverage the Group’s collective strengths. However, we recognize that our management systems were insufficient for the reality of banking-securities collaborative business at our major subsidiaries MUFG Bank and MUMSS and are deeply aware that this situation was a catalyst for these incidents.

MUFG, MUFG Bank, and MUMSS take this administrative action very seriously, and all three will further strengthen their frameworks and enact more effective policies for legal compliance, etc., related to banking-securities collaborative business to prevent recurrence.

Specifically, as an outline of the measures, we are considering using training and study sessions to thoroughly disseminate information internally as soon as possible, formulating and disseminating procedures and rules suited to actual cases and conditions in the short-term, and will strengthen monitoring systems, including system development, in the medium- to long-term.

MUFG, MUFG Bank, and MUMSS plan to submit business improvement plans and reports related to this issue to the FSA based on these business improvement orders and orders to submit reports, and will make an announcement when they have done so.

Details of the FSA’s administrative action

1.	Regarding the administrative action against MUFG Bank (Article 51, paragraph 2 of the Financial Instruments and Exchange Act)

Business improvement order

(1)	In order to ensure sound and appropriate operation of business with respect to this matter, we shall implement the following.

A.	Clarify where responsibility lies, including of management, in light of these administrative actions.

B.

Promptly develop and steadily implement an effective business improvement plan, based on an analysis of the fundamental causes of these incidents, including the following points, to prevent recurrence:

•	Strengthen internal control systems including management systems, legal compliance systems related to banking-securities collaboration, and customer information management systems.

(2)	Report the implementation status of A and the business improvement plan in writing by July 24, 2024.

(3)	Report the implementation status of B in the immediate future, no later than within 15 days from the end of the quarter.

2.	Regarding the administrative action against MUMSS (Article 51 of the Financial Instruments and Exchange Act)

Business improvement order

(1)	In order to ensure sound and appropriate operation of business with respect to this matter, we shall implement the following.

A.	Clarify where responsibility lies, including of management, in light of these administrative actions.

B.

Promptly develop and steadily implement an effective business improvement plan, based on an analysis of the fundamental causes of these incidents, including the following points, to prevent recurrence:

•	Strengthen internal control systems including management systems, legal compliance systems related to banking-securities collaboration, etc., and customer information management systems.

(2)	Report the implementation status of A and the business improvement plan in writing by July 24, 2024.

(3)	Report the implementation status of B in the immediate future, no later than within 15 days from the end of the quarter.

3.	Regarding the order to MUFG to submit report (Article 52, paragraph 31-1 of the Banking Act)

Order to submit report

(1)	In order to ensure sound and appropriate operation of business with respect to this matter, we shall implement the following.

A.

Confirm the facts of the recognized incidents at MUFG’s subsidiary MUFG Bank related to the prohibition on engaging in other business as specified in Article 12 of the Banking Act and management of customer information as specified in Article 12, paragraph 2-2 of the Banking Act, analyze their causes (including background causes) as MUFG Bank’s parent company, and identify issues based on these analyses.

B.

Promptly develop and steadily implement effective improvement measures based on these incidents, including the following points, to prevent recurrence (including a plan for implementing improvement measures, implementation status, etc.):

•	Strengthen internal control systems including management systems, legal compliance systems related to banking-securities collaboration, and customer information management systems.

(2)	Report the implementation status of A and the business improvement plan in writing by July 24, 2024.

(3)	Report the implementation status of B in the immediate future, no later than within 15 days from the end of the quarter.

4.	Regarding the order to MUFG Bank to submit report (Article 24, paragraph 1 of the Banking Act)

Order to submit report

(1)	In order to ensure sound and appropriate operation of business with respect to this matter, we shall implement the following.

A.

Confirm the facts of the recognized incidents related to the prohibition on engaging in other business as specified in Article 12 of the Banking Act and management of customer information as specified in Article 12, paragraph 2-2 of the Banking Act, analyze their causes (including background causes), and identify issues based on these analyses.

B.

Promptly develop and steadily implement effective improvement measures based on A, including the following points, to prevent recurrence (including a plan for implementing improvement measures, implementation status, etc.):

•	Strengthen internal control systems including management systems, legal compliance systems related to banking-securities collaboration, and customer information management systems.

(2)	Report the implementation status of A and the business improvement plan in writing by July 24, 2024.

(3)	Report the implementation status of B in the immediate future, no later than within 15 days from the end of the quarter.

- End –

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.